FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6 th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

July 9, 2004

Item 3.	PRESS RELEASE

July 9, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it's independent Data Safety Monitoring Board (DSMB) has issued a recommendation to continue the phase 2 randomized controlled clinical trial, OPT-CHF, evaluating oxypurinol as an add-on treatment for class III-IV Congestive Heart Failure. The Cardiome DSMB unanimously voted to continue the study. The recommendation was based on the first planned safety analysis of data from the first subset of patients to complete the 24 week trial and a review of safety data from all patients currently enrolled in the trial.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER
	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of July, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          NASDAQ: CRME          TSX: COM

CARDIOME CONGESTIVE HEART FAILURE TRIAL TO
CONTINUE

Vancouver, Canada, July 9 2004, Cardiome Pharma Corp (NASD: CRME, TSX: COM) today announced that it's independent Data Safety Monitoring Board (DSMB) has issued a recommendation to continue the phase 2 randomized controlled clinical trial, OPT-CHF, evaluating oxypurinol as an add-on treatment for class III-IV Congestive Heart Failure. The Cardiome DSMB unanimously voted to continue the study. The recommendation was based on the first planned safety analysis of data from the first subset of patients to complete the 24 week trial and a review of safety data from all patients currently enrolled in the trial.

Cardiome's DSMB is composed of independent medical experts who monitor and evaluate the safety of the clinical trial. In order to protect the integrity of the clinical trial, the company remains blinded to the data. OPT-CHF will enroll 400 patients. The Company expects enrollment to complete by the end of 2004, with results projected to be available in the third quarter of 2005.

About Oxypurinol

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF (rated by the New York Heart Association as class III-IV).

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome's lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has initiated three phase 3 studies for intravenous RSD1235 in the past year. Cardiome expects to initiate clinical studies for the chronic oral therapy of AF by the end of 2004.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

For Further Information
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board

"Robert Rieder"

President & Chief Executive Officer